Exhibit 99.1

Scorpio Tankers Inc. Announces Update on its Liquidity, Outstanding Debt, and Vessel Purchase Commitments
MONACO, January 13, 2026 (GLOBE NEWSWIRE) -- Scorpio Tankers Inc. (NYSE:STNG) (“Scorpio Tankers,” or the “Company”) announced today an update on its liquidity, outstanding debt, and its forward newbuilding vessel commitments.
Update on Current Liquidity and Debt
The table below summarizes the Company’s outstanding indebtedness and liquidity as of the dates presented, and on a pro-forma basis to illustrate the impact of announced vessel sales and debt repayments that are pending closing:

	In thousands of U.S. dollars	Outstanding as of September 30, 2025	Outstanding as of January 9, 2026	Pro Forma Outstanding as of January 9, 2026*
	Secured Debt
1	2023 $225.0 Million Revolving Credit Facility (1)	$102,610	$73,370	$73,370
2	2023 $49.1 Million Credit Facility (2)	37,549	27,164	27,164
3	2023 $117.4 Million Credit Facility (3)	79,127	40,860	40,860
4	2023 $1.0 Billion Credit Facility (4)	333,457	213,594	213,594
5	2023 $94.0 Million Credit Facility (5)	75,992	54,243	54,243
6	2025 $500.0 Million Revolving Credit Facility	—	—	—
	Total Secured Debt	$628,735	$409,231	$409,231
	Finance Leases
7	Ocean Yield Lease Financing	20,010	19,202	—
8	2021 Ocean Yield Lease Financing (6)	47,841	—	—
	Total Finance Leases	$67,851	$19,202	$—
	Unsecured Debt
9	Unsecured Senior Notes Due 2030	200,000	200,000	200,000
	Total Unsecured Debt	$200,000	$200,000	$200,000
	Total Debt	$896,586	$628,433	$609,231
	Cash	603,205	793,157	991,974
	Net debt / (cash)	$293,381	$(164,724)	$(382,743)

	Availability under revolving credit facilities	$823,542	$783,876	$770,176
The Company has $783.9 million in availability under its revolving credit facilities as of January 9, 2026.
Since October 28, 2025, the Company sold its remaining 3,551,794 common shares in DHT Holdings Inc. at an average price of $13.40 per share.
In November 2025, the Company closed on the previously announced sales of the 2020 built MR product tanker, STI Maestro for $42.0 million and the 2014 built MR product tankers, STI Battery, STI Venere, and STI Milwaukee, each for $32.0 million.
In early December 2025, the Company closed on the previously announced sales of the 2014 built MR product tanker STI Yorkville for $32.0 million and the 2019 built LR2 product tanker STI Lobelia for $61.2 million.

The significant movements in the Company’s outstanding indebtedness during the fourth quarter of 2025 are as follows:
(1)In November 2025, the Company prepaid $29.2 million on the 2023 $225.0 Million Revolving Credit Facility related to the sales of STI Battery, STI Venere, STI Milwaukee, and STI Yorkville.
(2)In December 2025, the Company prepaid $9.2 million on the 2023 $49.1 Million Credit Facility, representing the quarterly payments scheduled to be paid in 2026 and 2027.
(3)In November 2025, the Company prepaid $34.0 million on the 2023 $117.4 Million Credit Facility, representing the quarterly payments scheduled to be paid in 2026 and 2027.
(4)The activity related to the 2023 $1.0 Billion Credit Facility is as follows:
aIn October 2025, the Company prepaid $14.0 million on the term portion of this facility related to the sales of STI Lobelia and STI Lavender, the latter of which is expected to close in the first quarter of 2026.
bIn November 2025, the Company prepaid $84.5 million on the term portion and $7.6 million on the revolving portion of this facility representing the quarterly payments scheduled to be paid from September 2026 through December 31, 2027.
cIn December 2025, the Company prepaid $0.3 million on the term portion and $13.5 million on the revolving portion of this facility related to the sale of STI Goal, which is expected to close in the first quarter of 2026.
(5)In November 2025, the Company prepaid $19.3 million on the 2023 $94.0 Million Credit Facility, representing the quarterly payments scheduled to be paid in 2026 and 2027.
(6)In December 2025, the Company repaid the outstanding lease obligations on the 2021 Ocean Yield Lease Financing related to two LR2 product tankers that were financed under this arrangement, STI Guard and STI Gallantry.
* Amounts reflect the balances as of January 9, 2026, adjusted for announced debt and lease repayments and net proceeds from vessel sales (after estimated selling costs) which have not yet closed. These include:
•The sales of the 2019 built LR2 product tanker, STI Lavender, for $61.2 million, the 2015 built LR2 product tanker, STI Kingsway, for $57.5 million, and the 2016 built LR2 product tankers STI Goal and STI Gallantry for $52.3 million each. These sales are expected to close within the first quarter or second quarter of 2026 and the debt associated with these vessels has been fully repaid as of January 9, 2026. Further, a $13.7 million reduction is expected to occur in the undrawn revolving portion of the 2023 $1.0 Billion Credit Facility with respect to the expected sale of STI Kingsway.
•The exercise of the purchase option on the sale and leaseback arrangement with respect to the 2016 built LR2 product tanker, STI Symphony which is financed under the Ocean Yield Lease Financing. This purchase is scheduled to close in February 2026.
Newbuilding Purchase Commitments
The table below summarizes the Company’s previously announced commitments to purchase newbuilding vessels consisting of two Very Large Crude Carriers (“VLCCs”) with deliveries expected in the second half of 2028, two LR2s with deliveries expected in the third quarter of 2027, and four MRs with a delivery expected in each of the second and fourth quarter of 2026 and two deliveries in 2027.

In millions of USD	Amount
Q1 2026 - paid	$14.2
Q1 2026 - to be paid	26.7
Q2 2026	57.6
Q3 2026	14.2
Q4 2026	59.2
2027	212.6
2028	188.3
$572.8

About Scorpio Tankers Inc.
Scorpio Tankers Inc. is a provider of marine transportation of petroleum products worldwide. Scorpio Tankers Inc. currently owns or lease finances 93 product tankers (37 LR2 tankers, 42 MR tankers and 14 Handymax tankers) with an average age of 9.8 years. The Company has entered into agreements to sell four LR2 product tankers which are expected to close in the first quarter or second quarter of 2026. The Company has also reached agreements for four MR newbuildings that are currently under construction with deliveries expected in 2026 and 2027, two LR2 newbuildings with deliveries expected in the third quarter of 2027 and two VLCC newbuildings with deliveries expected in the second half of 2028. Additional information about the Company is available at the Company’s website www.scorpiotankers.com, which is not a part of this press release.
Forward-Looking Statements
Matters discussed in this press release may constitute forward‐looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward‐looking statements in order to encourage companies to provide prospective information about their business. Forward‐looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "expect," "anticipate," "estimate," "intend," "plan," "target," "project," "likely," "may," "will," "would," "could" and similar expressions identify forward‐looking statements.
The forward‐looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although management believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, there can be no assurance that the Company will achieve or accomplish these expectations, beliefs or projections. The Company undertakes no obligation, and specifically declines any obligation, except as required by law, to publicly update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise.
In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward‐looking statements include unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies in response to epidemics and other public health concerns including any effect on demand for petroleum products and the transportation thereof, expansion and growth of the Company’s operations, risks relating to the integration of assets or operations of entities that it has or may in the future acquire and the possibility that the anticipated synergies and other benefits of such acquisitions may not be realized within expected timeframes or at all, the failure of counterparties to fully perform their contracts with the Company, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, including the impact of the conflict in Ukraine and the developments in the Middle East, including the armed conflict between Israel and Hamas, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off‐hires, and other factors. Please see the Company's filings with the SEC for a more complete discussion of certain of these and other risks and uncertainties.
Contact Information
Scorpio Tankers Inc.
James Doyle – Head of Corporate Development & Investor Relations
Tel: +1 203-900-0559
Email: investor.relations@scorpiotankers.com